Exhibit 3.1.1

Certificate Of Amendment

To

Second Amended and Restated

Certificate of Incorporation

Of

ArriVent BioPharma, Inc.

ArriVent BioPharma, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify,

ONE:           That, the name of the Corporation is ArriVent BioPharma, Inc. and its Certificate of Incorporation was initially filed in the office of the Secretary of State on April 14, 2021, and amended on May 13, 2021, and thereafter amended and restated on June 9, 2021, and further amended on July 22, 2021, and thereafter amended and restated on December 16, 2022, and further amended on March 22, 2023.

TWO: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law, adopted resolutions amending its Second Amended and Restated Certificate of Incorporation, as follows:

1.	That the following is hereby inserted into Article FOURTH immediately before the first sentence therein:

“Effective upon the filing of this Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), every 15.21 shares of Common Stock (as defined herein) then issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time shall automatically be combined into one (1) share of Common Stock, without any further action by the holders of such shares (the “Reverse Stock Split”). The Reverse Stock Split will be effected on a holder-by-holder basis, and any fractional shares resulting from such combination shall be rounded down to the nearest whole share on a holder-by-holder basis. No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall take such actions as permitted by and in accordance with Section 155 of the DGCL. The Reverse Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock and Preferred Stock affected thereby. All rights, preferences and privileges of the Common Stock and the Preferred Stock shall be appropriately adjusted to reflect the Reverse Stock Split in accordance with this Second Amended and Restated Certificate of Incorporation.”

THREE: All other provisions of the Corporation’s Second Amended and Restated Certificate of Incorporation will remain in full force and effect.

FOUR: Thereafter, pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval and was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, said corporation has caused this Certificate of Amendment to Second Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer on January 23, 2024.

ARRIVENT BIOPHARMA, INC.

By:	/s/ Zhengbin (Bing) Yao
Zhengbin (Bing) Yao
Chairman, President and Chief Executive Officer